P.E. 2/11/02

02017053

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No ✓

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : February 20, 2002

By : ______________________________

Name : Guntur Siregar
Title : EVP Marketing and Sales

INDOSAT

Jakarta, February 20, 2002

Our Ref.: 134/GUI/HM.550/02

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525

Attn.: **Filing Desk**

Re. : Release of PT Indosat Un-audited Consolidated Full Year 2001 Results

Dear Sir,

Herewith please find the Press Release documents regarding Indosat Un-audited Consolidated Full Year 2001 Results, which is announced at February 20, 2002.

Thank you for your attention.

Sincerely yours,

<u>Guntur Siregar</u>
EVP Marketing and Sales

Jl. Medan Merdeka Barat 21
P.O.Box 2905, Jakarta 10110, Indonesia
Tel. : 021.381.0777, 380.2614
Fax.: 021.345.8155, 380.9633

INDOSAT

Contact : Corporate Communications Division
Phone +62 21 3869153
Fax +62 21 3804045
e-mail investor@indosat.com
www.indosat.com

For immediate release:

INDOSAT REPORTS

FULL YEAR 2001 UNAUDITED CONSOLIDATED NET INCOME OF Rp 1,464.7 BILLION

Jakarta, 20 February, 2002 -- Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk. ("Indosat" or "the Company") today reported un-audited consolidated full year 2001 net income after accounting for minority interests in subsidiaries of Rp 1,464.7 billion, or earning per share of Rp 1,414.5 or US$ 1.36 per ADS.

The consolidated financial statements include PT Satellite Palapa Indonesia ("Satelindo", 75.0% effective ownership); PT Lintasarta ("Lintasarta", 69.46% ownership), PT Indosat Multi Media Mobile ("IM3", 99.94% ownership), PT Indosat Mega Media ("IM2", 99.84% ownership), PT Indosatcom Adimarga (99.94%), and PT Sisindosat Lintasbuana ("Sisindosat", 95.64% ownership). All figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP).

As part of its plans to diversify its business to include mobile/cellular, fixed line, backbone, and internet/multimedia, the Company entered into the several transactions with Telkom .

The transactions with Telkom, involving the sale of the Company's 35.0% equity interest in Telkomsel, acquisition of Telkom's 37.21% equity interest in Lintasarta, and acquisition of Telkom's 22.5% equity interest in Satelindo, were consummated on May 16, 2001. These transactions were accounted for under the pooling-of-interests method. The difference between the net consideration paid or received and the net assets of the investees is shown under the Stockholders' Equity section of the 2001 consolidated balance sheet as "Difference in Value from Restructuring Transactions of Entities under Common Control". The sale of the Company's 35.0% equity interest in Telkomsel also decreased the related Excess of Changes from Equity Transactions of Associated Companies/Subsidiaries, net of applicable Income Tax. The net receivable from Telkom arising from these transactions is shown as in the 2001 consolidated balance sheet.

On May 31, 2001, the Company also consummated the acquisition of 100.0% equity interest in Bimagraha from its shareholders. This transaction was accounted for using the purchase method. Bimagraha has 45.0% equity interest in Satelindo.

After the direct acquisition from Telkom (22.5%) and the indirect acquisition through Bimagraha (45.0%), the Company's total equity interest in Satelindo increased from 7.5% to an effective of 75.0%.

The Company acquired from Telkom its 22.5% equity interest in Satelindo and 37.21% equity

Jl. Medan Merdeka Barat 21
P.O.Box 2905, Jakarta 10110, Indonesia
Tel. : 021.381.0777, 380.2614
Fax.: 021.345.8155, 380.9633

interest in Lintasarta, which were both accounted for using the pooling-of-interests method. These acquisitions increased the Company's equity interest in Satelindo from 7.5% to 30.0% and in Lintasarta from 32.25% to 69.46%. Accordingly, the Company's 2000 consolidated financial statements have been restated to include the equity in Satelindo (previously accounted for by the cost method) and to consolidate the net assets of Lintasarta (previously accounted for by the equity method), as if these acquisitions took place at the beginning of periods presented.

Conversion rate

For the purpose of convenient translations, unless otherwise specified, the report uses a conversion rate of Rp 10,400 to the US$ 1.0 on December 31, 2001.

Income and Earning Analysis

For the period January 1 until December 31, 2001, Indosat reported earning of Rp 1,464.7 billion, or earning per share (EPS) of Rp 1,414.5 representing a decline in net income and EPS of 10.8% compared to the earning and EPS of 2000 of Rp 1,642.1 billion and Rp 1,585.8 respectively. This decline is mainly due to several factors, namely the lower growth of revenue compared to the higher growth in operating expense, driven mostly by depreciation expense, maintenance expense and miscellaneous expense, contributed by amortization of goodwill and expenses related to the cross-ownership elimination transaction. However, in the operating level the Company still maintains operating income growth of 23.9% reflecting strong operating results.

Strong operating revenues growth of 71.7% in 2001 is mostly driven by mobile cellular business which started to be reported this year, and MIDI services which includes global corporate services, multimedia and satellite. Mobile cellular services contribute 36.4% to the total operating revenues. And MIDI services contribute 19.9% to the total operating revenues. Global Corporate Services and Multimedia grew strongly by 13.5% and 34.4% compared to last year, respectively. Global Corporate Services, Multimedia, and Satellite contribute 13.6%, 2.5%, and 3.8% to the total Indosat's consolidated operating revenues, respectively. The strong growth of Mobile and MIDI services offset the decline of IDD services. IDD services contributes 41.8% to the total operating revenues. Operating expense grew by 113.2%, higher than the consolidated operating revenues growth. Depreciation expense was the major contributor (27.9%) to the total operating expense . Depreciation expense of Rp 1,007.6 billion, includes depreciation expense from Indosat of Rp 139.7 billion , from Satelindo of Rp 589.0 billion and from Lintasarta of Rp 68.8 billion. Compensation to Telkom and Non Telkom was the second largest contributor (22.3%) to the total operating expense as well as to operating expense growth.

All in all, the Company can manage its EBITDA margin around 52.1% for its aforementioned consolidated revenues and expense.

Capital Structure Analysis

As the result of the recent cross ownership elimination transaction with PT Telkom and the acquisition of 100% shares of Bimagraha, the Company's consolidated statements change significantly. Shareholders' equity increased from Rp 3,964.5 billion at year end 2000 to Rp 11,357.3 billion at year end 2001. Including in the shareholders equity account is the gain from sales of 35.0% shares of Telkomsel amounting to Rp 6,869.2 billion net of applicable income tax, which increased the Company's shareholders equity. The difference in value between transaction cost and book value amounting to Rp 1,464.6 billion net of applicable income tax, as a result of the acquisition of 22.5% shares of Satelindo from PT Telkom which decreased the Company's shareholder equity. And the difference in value between transaction cost and book value amounting to Rp 292.4 billion net of applicable income tax, as a result of the acquisition of 37.66% shares of Lintasarta from PT Telkom which decreased the Company's shareholder equity. The net increase in under common control as the difference between the transaction value and book value amounting to Rp 5,112.3 billion net of applicable income tax in the Company's balance sheet reflects the aforementioned recognition both from the sale of 35.0% shares of Telkomsel to PT Telkom which increased shareholder's equity and the acquisition of 22.5% shares of Satelindo and 37.7% shares of Lintasarta from PT Telkom which decreased shareholder's equity.

On asset side, goodwill amounting to Rp 2,728.4 billion was recognized to reflect the different between transaction value and the book value for the acquisition of 100% shares of Bimagraha which will be amortized in 5 year period. As of December 31, 2001, the balance of goodwill was Rp 2,410.8 billion since the Company recognized amortization expense amounting to Rp 318.3 billion for seven months in 2001. Bimagraha is the Company owning 45.0% shares of Satelindo, and by acquiring this company, Indosat effectively controls 75.0% shares of Satelindo.

On liability side, total short and long term liabilities of Rp 11,595.2 billion include Rp 5,757.5 billion as short term liability and Rp 5,837.7 billion as long term debt. Including in the short term liability is the Company's tax payable amounting to Rp 2,937.3 billion which will be due on 31 March 2002, and upon the negotiation with the tax authority, such payable can be paid by the Company in such several installment until the end 2002. While long term debt of Rp 5,837.7 billion includes the consolidated Satelindo's debt of Rp 4,513.4 billion which has been restructured until 2006 with the average interest rate of Libor + 2.5% annually, and the Company's bond amounting to Rp 1.0 trillion with the average interest rate of 18.5% annually.

All in all, the Company currently is managed on an attractive long term debt to equity ratio of 51.4%. However, since the Company is restricted with covenant of Indosat - 1 bond and the consolidated Satelindo's restructured debt, the Company considered to re-balance its leverage in its future financing requirement by exploring non-debt financing for Satelindo through Initial Public Offering.

As of December 31, 2001 the Company held cash and deposit balance amounting to Rp 4,642.1 billion. The Company expects to receive the payment amounting to Rp 2,409.0 billion net of applicable income tax article 23 from Telkom immediately within 2002 in regards with the net balance owed by Telkom to the Company following the termination of the Conditional Sales and Purchase Agreement termination on the Business and Assets of KSO IV. If collected this year either partially or in whole, this will strengthen the Company's financial condition to cover the Company's liability and commitment such as to finance the Capex requirement, to pay corporate tax to the tax authority, and dividend for the fiscal year 2001.

To finance the capital expenditure requirement and commitment in 2002, and to pay corporate tax liability and dividend, the Company will use the current available cash balance, the payment from Telkom either on net balance of CSPA termination and trade receivable, and future cash flows during 2002 from operating dan divestment activities to fulfill such requirements, commitments, and liabilities.

Capex Requirement and Tax Liability

Capex Requirement for 4-in-1 business strategy : To strengthen the Company's position as the full and network service provider, the Company plans to realize its 4-in-1 business strategy.

However, the Company will put its priority to proceed and to focus on the most efficient but growth potentials in realizing the business strategy. The mobile cellular business is the most potential for growth and the Company will focus in the business to create the Company's shareholders value. To reduce the Company's cash exposure, the Company encourages its subsidiaries on mobile business, such as Satelindo and IM3, to exercise their own financing scheme to the extend of their financing capability. Satelindo is currently planning for an IPO and had appointed its underwriters and advisers. IM3 is exploring commercial loan and co-investment scheme as a method for financing. All in all, the Company expects that its cash exposure will much reduced if both Satelindo and IM3 successfully executes the plan.

Following the termination of the Sales and Purchase Agreement on assets and business of KSO IV at end of January this year, the Company will look into the most efficient technology for fixed access businesses as an alternative. The fixed wireless technology is considered the optimal strategy to tap the growth opportunity and demand and in many cases can be realized through the cooperation with IM3 or Satelindo by utilizing their network to station fixed wireless equipment and BTSs. The Company's budget for fixed wireless business for the year 2002 is around Rp 130.5 billion. While for backbone, data communications and multimedia, IDD, and VOIP businesses, Company will spend around Rp 322.1 billion for the year 2002. Total capex requirement for the year 2002, including support system, will be around Rp 780.0 billion. The amount may increase following the receipt of payment from Telkom related to the termination of KSO IV transaction.

Tax liability. On the tax arising from the sale of Telkomsel shares, The Company is liable to finalize all term of payment until the end 2002. The Company is negotiating the term of payment with the relevant Tax Authority. This liability will be fulfilled by using the current available cash balance and future generated cash flows during 2002.

Fixed Access Service/International Telephone

During 2001, the fixed access business recorded revenues of Rp 2,275.7 billion or declined 2.8% from the same period last year. As of December 31, 2001 the fixed access service which is international telephone, contributed 41.8% to Indosat's operating revenue. The overall IDD traffic declined 7.5% from 738.3 million minutes in 2000 to 682.8 million minutes in 2001. Overall incoming IDD traffic declined from 423.9 million minutes in 2000 to 366.2 million minutes in 2001, while overall IDD outgoing traffic sustain its flat growth of 0.7% from 314.4 million minutes in 2000 to 316.5 million minutes in 2001.

The Company foresees that the decline in incoming and overall IDD traffic was due to a declining trend in IDD's traditional drivers during 2001. Indonesia's foreign export and import booked only 9.3% in 2001 or below the Government target, while foreign direct investment only grew by 2.1%, compared to the prior year. The Company also consider that alternative technology such as Voice Over Internet Protocol (VoIP) may have taken a higher market share in International Telephone market at an estimated level of around 5% – 10% of the market. Issuance of VOIP Principle Licenses to five operators together with the increase of number of unlicensed VoIP operators caused the decline of Indosat's IDD traffic from quarter to quarter during 2001.

In anticipation of the trend in VoIP, Indosat will provide a broader VoIP offering to the end users by launching its VoIP service in the first quarter 2002. The service will target a more price sensitive market, while IDD will still focus to quality and convenience conscious market such as high income residential and corporate/business segments.

Mobile Cellular Services

As of December 31, 2001, the total number of mobile cellular subscribers of the two Indosat's

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mobile cellular subsidiaries, Satelindo and IM3 has risen significantly compared to the same period 2000. In this period, Mobile Cellular service has contributed a significant number of 36.4% from the total Indosat's operating revenue. It becomes the evidence of Indosat being on the right track by entering cellular business as its future value driver.

Satelindo , in which Indosat holds a majority ownership of 75.0%, is the second largest GSM 900 operator in Indonesia having around 1.8 million subscribers in 2001 or estimated 28% market share of the total cellular market in Indonesia. The growth of 67.7% of Satelindo subscribers was mainly driven by Mentari , Satelindo's prepaid card subscribers of 1.6 million in 2001 or 90.4% of the total subscribers. While postpaid card decline to 169,000 subscribers in 2001 compared to 185,000 subscribers in 2000. Prepaid ARPU grew by 8.3% from Rp 109,000 in 2000 to Rp 118,000 in 2001 while postpaid ARPU also grew by 16.9% from Rp 307,000 in 2000 to Rp 359,000 in 2001.

In GSM 1800 service, IM3, in which Indosat holds 99.94% ownership, had been covered five areas during 2001. The five areas includes DKI Jakarta, West Java, Central Java, East Java, Bali and Batam. On November 8, 2001 Indosat Extraordinary General Meeting has approved additional capital injection of around Rp 1.5 trillion to IM3 which will be used to finance its investment. As of December 31, 2001 IM3 has 148,000 subscribers, mainly SMART customers, IM3 Prepaid Card. The number is a much higher than earlier target of around 50,000 subscribers at the end of 2001. It is an indication that the market has put confidence on IM3 product quality and services.

Indosat created synergy between the two cellular companies through national roaming for postpaid subscribers starting in forth quarter 2001, as well as facilities co-location. The synergy is intended to increase effectiveness of both Companies' investment while taking into consideration all commercial aspect between those two companies.

Multimedia, Datacom and Internet (MIDI)

As of December 31, 2001 MIDI business which include GCS, multimedia services and satellite services recorded revenue of Rp 1,082.2 billion or contributed 19.9% to the total operating revenues. It has been proven that MIDI has become one potential revenue generator for Indosat . The trend is expecting to continue especially with recovery of macro economic and politics in Indonesia. This is due to the users of the business that mainly come from business segment who very much suffered from economic and political crisis which began to show a slight recovery during 2001.

The growth of MIDI business mainly derived from Global Corporate Services, as the Company's third largest revenue contributor. It includes the global corporate services of Indosat, Lintasarta, and Satellite transponder lease of Satelindo.

Indosat's high speed lease lines grew by 26% from 946 circuits in 2000 to 1192 circuits in 2001. Indosat's Frame Relay service provided also recorded a strong growth of 200.5% from 210 ports in 2000 to 631 ports in 2001. High speed leased lines provided by Lintasarta, Indosat's subsidiary in data communications business, decline to 6.6% due to migration of its customers to Frame Relay service. Lintasarta's Frame Relay services grew 42.5 % from 1,564 number of access in 2000 to 2,229 number of access in 2001. Satelindo's satellite transponder lease grew by 5.0% from 19.9 transponders in 2000 to 20.9 transponders in 2001.

In multimedia and Internet business, Indosat through its two subsidiaries, IM2 and Lintasarta, successfully strengthen its position by holding estimated 18% of the registered users market. Number of Indosat's dial up subscribers in 2001 were 47,000 or grew 7.3% from 2000, while

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Indosat's dedicated subscribers grew by 12.4 % from 386 circuit in 2000 to 484 circuits in 2001.

In 2001 IM2 has also started its deployment of broadband internet access and pay TV that has reached more than 250 trial customers as of December 31, 2001.

Network Development

During 2001, Indosat had embarked several projects in network development to capture the nationwide customer base. Started in business districts of Jakarta and its surrounding, the development has begun to enter domestic network deployment while still maintaining the high quality of network for international routes.

With the termination of KSO IV transaction, Indosat will develop its own domestic network using the most optimal technology which will be more efficient in term of cost but provide a better quality.

Human Resources

As of December 31, 2001, Indosat's Group employed 4,830 employees, which comprise of 2,400 employees of Indosat, and 2,430 employees of its consolidated subsidiaries.

In 2001, Human Resources Development Program was aimed to transforming Indosat's employees toward competence and skills to fit with the Company's business strategy.

Recent Development

Termination of the Conditional Sales and Purchase Agreement on the Assets and Business related to KSO IV.

On January 31, 2002, The Company and Telkom terminated the Sales and Purchase Agreement of assets and business relating to KSO IV due to the un-fulfillment of the conditions precedents, despite the best efforts of both parties jointly or severely. Under the terms of the SPA on the cross ownership transaction, this termination obliged Telkom to immediately pay the remaining balance from the transaction amounting to US$ 375.0 million of which US$ 177.0 million has been paid in July 2001.

The Company sent the invoice to Telkom for the remaining balance of Rp 2,409.0 billion (including its accrued interest) net of applicable income tax article number 23 on February 1, 2002. As of the date of this release, The Company has not yet received the payment and communication still being done to effective the payment from Telkom. The Company expects to finalize the payment of the remaining balance soon to support the Company's 4-in-1 strategy.

IM3 mobile cellular businesses

IM3 that has successfully acquired 148,000 subscribers at year-end 2001, currently launched its postpaid service, IM3 BRIGHT, which has a roaming facility with the network of Satelindo. While IM3 prepaid service namely IM3 SMART has broadly used by new subscribers. Until now, IM3 has built out its network development of around 500 BTSs in five areas including Jakarta, West Java, Central Java, East Java, Bali and Batam. The Company expects that IM3 will continue to add its capacity by deploying new BTSs, to be financed using the commercial loans or co-investment scheme. Currently the Company has invested around Rp 1.7 trillion and effectively holding 99.94% ownership.

Satelindo Launched Mentari Plus and Matrix

To address the premium segment in both the pre-paid and postpaid mobile cellular market, Satelindo launched Mentari Plus and Matrix in November 2001 and February 2002, respectively.

Mentari Plus is a premium prepaid card service providing value added features such as micro browser and one year life-time.

Matrix is a premium postpaid card service offering premium service such as micro-browser, mobile-commerce and Club Membership.

Satelindo expect to address more lucrative segment with higher telecommunication spending through this offering.

VoIP

Following the grant of VoIP Principle and Pilot Project License in October 2001, Indosat embarked on the preparation of deploying its VoIP service. In February of 2002, Indosat obtained its Operational Test and Approval from DG Post and Telecommunications and finalized installation of VoIP nodes in 4 major cities.

The readiness of Indosat VoIP service, as it is branded, will depend on the activation of local access and interconnect with PT Telkom, the domestic provider. Indosat expects to have the service started before the end of the first quarter of 2002.

Meanwhile, Satelindo had launched its VoIP service, called Yelo, for limited coverage (Jakarta Area only and for its GSM post paid subscribers) in the beginning of February 2002.

Corporate Governance

In compliance with the requirement of the Jakarta Stock Exchange and Indonesian Capital Market Regulator ("Bapepam"), Independent Commissioners and Audit Committee of the Board of Commissioners had been appointed in December 2001. The Criteria and Composition of the Independent Commissioners and Audit Committee meets the rules and requirement of JSX and Bapepam.

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

PERUSAHAAN PERSEROAN (PERSERO) PT INDONESIAN SATELLITE CORPORATION AND HOLDING COMPANY
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000 & 2001
(In Billions of Indonesian Rupiah and Millions of US$, except for EPS and Earning per ADS)

DESCRIPTION	Twelve Months ended December, 31			Three months ended December, 31			Percentage change	
	2000	2001		2000	2001		Twelve months	Three months
	Rp	Rp	US $ (1)	Rp	Rp	US $ (1)	ended Dec, 31	
	1	2	3	4	5	6	4=(2-1)/1	8=(5-4)/4
OPERATING REVENUES								
International Telephone	**2,341.4**	**2,275.7**	**218.8**	**517.6**	**410.4**	**39.5**	**-2.8%**	**-20.7%**
Mobile Phone Services	**0**	**1,979.3**	**190.3**	**0**	**908.7**	**87.4**		
Other Telecommunication Services								
Global Corporate Services	652.0	739.9	71.1	202.5	175.8	16.9	13.5%	-13.2%
Multimedia	99.5	133.7	12.9	10.8	27.2	2.6	34.4%	151.8%
Global Mobile Services & Others	12.4	13.3	1.3	2.3	3.7	0.4	7.8%	64.1%
International Telex & Telegraph	9.7	3.4	0.3	3.2	0.8	0.1	-64.7%	-76.7%
Satelite	0.0	208.7	20.1	0.0	98.4	9.5		
Others	55.9	90.0	8.6	21.7	15.5	1.5	61.0%	-28.5%
Total Other Telecommunication Services	829.5	1,189.0	114.3	240.5	321.4	30.9	43.3%	33.6%
TOTAL OPERATING REVENUES	**3,170.9**	**5,444.0**	**523.5**	**758.1**	**1,640.5**	**157.7**	**71.7%**	**116.4%**
OPERATING EXPENSES								
Compensation to Telkom & Non Telkom	682.7	806.8	77.6	180.8	142.8	13.7	18.2%	-21.0%
Depreciation	189.9	1,007.6	96.9	49.5	362.3	34.8	430.7%	631.2%
Personnel	312.7	484.8	46.6	95.5	189.3	18.2	55.0%	98.2%
Administration and General	118.0	317.6	30.5	63.9	108.3	10.4	169.2%	69.5%
Leased Circuit	65.8	132.7	12.8	14.7	62.6	6.0	101.7%	326.3%
Maintenance	64.5	287.6	27.7	21.0	144.6	13.9	346.1%	588.1%
Marketing	47.9	110.8	10.7	14.5	59.2	5.7	131.4%	308.6%
Other cost of services	214.6	468.3	45.0	81.4	121.8	11.7	118.2%	49.6%
TOTAL OPERATING EXPENSES	**1,696.1**	**3,616.2**	**347.7**	**521.4**	**1,191.0**	**114.5**	**113.2%**	**128.4%**
OPERATING INCOME	**1,474.8**	**1,827.8**	**175.7**	**236.7**	**449.6**	**43.2**	**23.9%**	**89.9%**
OTHER INCOME(EXPENSES)								
Gain on Foreign exchange - net	462.8	508.9	48.9	146.6	(360.3)	(34.6)	10.0%	-345.8%
Investment Income (loss) - net	83.5	201.9	19.4	57.6	(49.3)	(4.7)	141.8%	-185.6%
Interest-net	154.2	233.9	22.5	58.8	182.2	17.5	51.7%	209.6%
Others-net	177.9	(610.3)	(58.7)	134.2	(134.2)	(12.9)	-443.1%	-200.0%
TOTAL OTHER INCOME(EXPENSES)	**878.3**	**334.4**	**32.2**	**397.2**	**(361.6)**	**(34.8)**	**-61.9%**	**-191.0%**
INCOME BEFORE PROVISION FOR INCOME TAX	**2,353.1**	**2,162.2**	**207.9**	**633.9**	**87.9**	**8.5**	**-8.1%**	**-86.1%**
PROVISION FOR INCOME TAX - CURRENT	**630.6**	**3,638.5**	**349.9**	**157.5**	**5.3**	**0.5**	**477.0%**	**-96.7%**
PROVISION FOR INCOME TAX - DEFFERED	**57.2**	**(3,214.5)**	**(309.1)**	**31.8**	**(57.1)**	**(5.5)**	**-5722.6%**	**-279.6%**
NET INCOME BEFORE MINORITY INTEREST	**1,665.4**	**1,738.2**	**167.1**	**444.7**	**139.8**	**13.4**	**4.4%**	**-68.6%**
MINORITY INTEREST	**(23.2)**	**(273.4)**	**(26.3)**	**(6.2)**	**(6.2)**	**(0.6)**	**1076.4%**	**0.0%**
NET INCOME AFTER MINORITY INTEREST	**1,642.1**	**1,464.7**	**140.8**	**438.4**	**133.5**	**12.8**	**-10.8%**	**-69.5%**
Earning per Share (Rp) & per ADS (US$)	**1,585.8**	**1,414.5**	**1.36**	**423.4**	**129.0**	**0.12**	**-10.8%**	**-69.5%**

(1) Translated into dollars based on average buying and selling rate of US$ 1.00 = Rp 10,400,-
Which are published by Indonesian Central Bank on December 31, 2001
(2) Percentage changes may vary due to rounding.
(3) December 2000 is restated and consolidated with Sisindosat, IMM, Indosat Com,IJKK, and Lintasarta.
December 2001 is consolidated with Sisindosat, IMM, Indosat Com, Satelindo, Lintasarta,IM3 and Bimagraha.

PERUSAHAAN PERSEROAN (PERSERO) PT INDONESIAN SATELLITE CORPORATION AND HOLDING COMPANY
UNAUDITED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2000 AND 2001
(In Billions of Indonesian Rupiah and Millions of US$)

DESCRIPTION	2000 Rp	2001 Rp	2001 US$ (1)
CURRENT ASSETS			
Cash on Hand & in Banks :			
Related parties	2,369.6	3,217.1	309.3
Third parties	43.9	1,425.0	137.0
Short-term Investments	0.1	37.1	3.6
Trade Receivables:			
Related parties	386.3	664.2	63.9
Third parties	750.2	806.0	77.5
Others Receivable :			
Third parties	162.4	143.9	13.8
Derivative Instrument		41.9	4.0
Inventory	5.6	73.4	7.1
Advances	175.1	89.1	8.6
Prepaid Expenses and other	56.4	158.1	15.2
Total Current Assets	**3,949.6**	**6,655.7**	**640.0**
NON-CURRENT ASSETS			
Due from related parties	27.6	2,536.4	243.9
Deffered Tax Asset	872.0	809.3	77.8
Long-term investment	1,675.7	559.1	53.8
Fixed Assets	1,524.4	9,429.5	906.7
Long-term Receivables :			
Related parties	13.0	1.6	0.2
Third parties	90.8	166.0	16.0
Goodwill	2.9	2,410.8	231.8
Intangible pension assets	0.0	0.5	0.0
Others	187.5	622.5	59.9
Total non-Current Assets	**4,394.0**	**16,535.7**	**1,346.1**
TOTAL ASSETS	**8,343.7**	**23,191.4**	**1,986.1**

CURRENT LIABILITIES			
Short-term loan	2.0	14.5	1.4
Trade Payables :			
Related parties	45.6	2.2	0.2
Third parties	402.4	355.4	34.2
Others Payables :			
Third parties	166.9	990.5	95.2
Dividen payable	1.3	2.0	0.2
Taxes Payable	339.8	2,937.3	282.4
Accrued Expenses	34.7	651.3	62.6
Current Maturities of Long-term Debt :			
Related parties	5.7	6.0	0.6
Third parties	0.0	798.2	76.7
Total Current Liabilities	**998.5**	**5,757.5**	**553.6**
NON-CURRENT LIABILITIES			
Due to Related Parties	2,572.1	293.7	28.2
Deffered Tax Liabilities	566.8	0.7	0.1
Unfunded Accumulated Pension Obligation	0.0	0.0	0.0
Long-term debt, net of current maturities :			
Related parties	13.6	120.9	11.6
Third parties	135.6	5,422.4	521.4
Total non-Current Liabilities	**3,288.2**	**5,837.7**	**561.3**
MINORITY INTEREST	**92.4**	**238.9**	**23.0**
SHAREHOLDERS' EQUITY			
Capital Stock	517.8	517.8	49.8
Additional paid in capital	673.1	673.1	64.7
Excess of changes from equity transaction	581.2	284.2	27.3
Differences transaction under common control	(1,757.0)	5,112.3	491.6
Retained Earning			
Appropriated	0.4	0.4	0.0
Unappropriated	2,294.4	3,304.8	317.8
Net income this year	1,642.1	1,464.7	140.8
Total Retained Earning	**3,937.0**	**4,770.0**	**458.7**
Difference in Foreign Currency Translation	12.5	0.0	0.0
Total Shareholders' Equity	**3,964.5**	**11,357.3**	**1,092.0**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**8,343.7**	**23,191.4**	**2,229.9**

(1) Translated into dollars based on average buying and selling rate of US$ 1.00 = Rp 10,400,-
Which are published by Indonesian Central Bank on December 31, 2001

(2) December 2000 is restated and consolidated with Sisindosat, IMM, Indosat Com,IJKK, and Lintasarta.
December 2001 is consolidated with Satelindo, Lintasarta, Sisindosat, IMM, IM3, Indosat Com, and Bimagraha.

PT. SATELIT PALAPA INDONESIA AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF INCOME
YEARS ENDED 31 DECEMBER 1999, 2000 and 2001

	2000 Rp. Millions	2001 Rp. Millions
OPERATING REVENUES		
Cellular Services	1,690,021	2,657,738
International telecommunication services	485,455	410,070
Satellite lease	236,296	294,073
Less interdepartmental charges	(76,558)	(71,488)
TOTAL OPERATING REVENUE	**2,335,214**	**3,290,393**
OPERATING EXPENSES		
Interconnection Charges	480,571	537,736
Sales and Marketing Expenses	43,837	118,027
Technical Overhead costs	234,672	378,486
Personnel expenses	84,251	108,451
Office and general expenses	93,156	116,554
Deppreciation expense	728,532	818,190
TOTAL OPERATING EXPENSES	**1,665,019**	**2,077,444**
OPERATING INCOME	670,195	1,212,949
OTHER INCOME(EXPENSES)		
Interest income	53,304	46,283
Interest expense	(411,390)	(206,171)
Foreign exchange gain (loss) - net	(1,223,071)	(274,817)
Book gain on Palapa Satellite	-	-
Miscellaneous - net	(46,136)	(187,831)
TOTAL OTHER INCOME(EXPENSES)	**(1,627,293)**	**(622,536)**
INCOME (LOSS) BEFORE TAX	(957,098)	590,413
INCOME TAX (EXPENSE) BENEFIT	70,443	147,496
INCOME (LOSS) BEFORE MINORITY INTEREST *IN SUBSIDIARIES' NET LOSS*	(886,655)	737,909
MINORITY INTEREST IN SUBSIDIARIES' NET LOSS	-	-
NET INCOME (LOSS)	**(886,655)**	**737,909**
OPERATING INCOME PER SHARE (in Rupiah)	**5,026**	**9,181**
NET INCOME (LOSS) PER SHARE (133,333,334 shares) (in Rupiah)	**(6,650)**	**5,534**

Exchange rate of USD 1 for the year 2000 = Rp. 9,595
Exchange rate of USD 1 for the year 2001 = Rp. 10,400

PT. SATELIT PALAPA INDONESIA AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET
31 DECEMBER 2000 AND 2001

ASSETS	2000 Rp millions	2001 Rp millions
CURRENT ASSETS		
Cash and Cash equivalents	667,926	1,034,544
Trade Receivables:		
Related parties,net of Allowance for doubtful accounts of Rp. 59,193 million in 2000 and Rp. 60,757 million in 2001	147,130	189,626
Third parties, net of allowance for doubtful accounts of Rp. 572,506 million in 2000 and Rp. 381,850 million in 2001	224,766	151,178
Others Receivables	15,942	16,598
Inventories	11,483	40,716
Prepaid taxes	8,709	14,694
Prepaid Expenses and other current assets	18,610	58,811
Total Current Assets	1,094,566	1,506,167
NON-CURRENT ASSETS		
Deffered Tax Asset, net	-	147,496
Restricted cash and cash equivalents	26,784	71,246
Fixed Assets, net of accumulated deppreciation of Rp. 2,238,203 million in 2000 and Rp. 3,051,967 million in 2001	4,716,799	4,681,631
Others	23,840	200,091
Total non-Current Assets	4,767,423	5,100,464
TOTAL ASSETS	5,861,989	6,606,631

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY	2000 Rp millions	2001 Rp millions
CURRENT LIABILITIES		
Trade Payables :		
Related parties	45,569	3,817
Third parties	92,280	31,072
Others Payables :		
Related parties	140,863	197,711
Third parties	296,428	137,387
Taxes Payable	44,415	30,541
Accrued Expenses	68,762	206,949
Prepayments from customer	202,831	232,034
Current Maturities of Long-term Debt :		
Term loans	342,134	704,595
Total Current Liabilities	1,233,282	1,544,106
NON-CURRENT LIABILITIES		
Long-term debt, net of current maturities :		
Term Loans	2,755,614	2,278,513
Bonds	2,061,869	2,234,856
Total non-Current Liabilities	4,817,483	4,513,369
MINORITY INTEREST	-	-
SHAREHOLDERS' (DEFICIT) EQUITY		
Share Capital at par value of Rp. 1,000 per share :		
Authorized share capital of 500,000,000 shares		
Issued and paid-up share capital of 133,333,334 shares	133,333	133,333
Additional paid in capital	1,333,749	1,333,749
Foreign exchange fluctuations from translation of Financial statements	73	96
Accumulated deficit	(1,655,931)	(918,022)
Total shareholders' (deficit)equity	(188,776)	549,156
TOTAL LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY	5,861,989	6,606,631

Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation and Subsidiaries
Key Operational Data
As of December 31, 2001

Description	YTD - 2000 1	YTD - 2001 2	Growth 3 = (2-1)/1
International Telephone			
(in 000 minutes)			
Incoming Traffic	423,900	366,243	-13.6%
Indosat	363,900	322,243	-11.4%
Satelindo	60,000	44,000	-26.7%
Outgoing Traffic	314,400	316,516	0.7%
Indosat	281,400	283,516	0.8%
Satelindo	33,000	33,000	0.0%
Total Traffic	738,300	682,759	-7.5%
Mobile Phone Services			
Satelindo	1,055,000	1,769,000	67.7%
Prepaid Subscriber	870,000	1,600,000	83.9%
Postpaid Subscriber	185,000	169,000	-8.6%
Prepaid ARPU	109,000	118,000	8.3%
Postpaid ARPU	307,000	359,000	16.9%
ARPU - Blended (in IDR)	152,000	149,000	-2.0%
IM3	-	148,000	
Prepaid Subscriber	-	143,000	
Postpaid Subscriber	-	5,000	
ARPU - Blended (in IDR)	-	n.a.	
Multimedia, Datacom and Internet			
Indosat :			
High Speed Leased Line (number of circuit)	946	1,192	26.0%
Frame Relay (number of ports)	210	631	200.5%
VSAT (number of circuits)	53	58	9.4%
Internet Subscribers			
-Dial Up	43,820	47,000	7.3%
-Dedicated (number of circuits)	386	434	12.4%
Lintasarta :			
High Speed Leased Line (number of links)	2,514	2,347	-6.6%
Frame Relay (number of access)	1,564	2,229	42.5%
VSAT (number of terminal)	434	282	-35.0%
Internet Subscribers (users)	3,447	2,902	-15.8%
Internet Dedicated (number of links)	216	195	-9.7%
Satelindo :			
Satellite Transponder Leased	19.9	20.9	5.0%
% of Capacity	71.0%	75.0%	4.0%
Employee :			
Indosat	2,200	2,400	9.1%
Subsidiary		2,430	